RECEIVED

2007 JAN 11 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

2nd January 2007

07020285

Dear Sirs

SUPPL

**Re: File Number 82-2971**
**New World Development Co Ltd**
**<u>Rule 12g3-2 (b) exemption</u>**

We refer to the above and enclose herewith Announcement dated 22 December 2006 and 29 December 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED

JAN 17 2007

THOMSON
FINANCIAL

Encl.
AC/kh

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

**(Stock Code: 0017)**

## FINAL DIVIDEND FOR THE YEAR ENDED 30 JUNE 2006

On 10 October 2006, the Directors of New World Development Company Limited (the "Company") resolved to recommend a final dividend for the year ended 30 June 2006 of HK$0.20 per share, and as to HK$0.01 per share, this dividend will be paid in cash and as to HK$0.19 per share, this dividend should take the form of scrip dividend with a cash option to shareholders on the register of members as at 24 November 2006. At the annual general meeting held on 24 November 2006, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 24 November 2006. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 22 December 2006. It is now determined that the said average closing price is HK$15.116. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.19}}{\text{HK\$15.116} \times \frac{97}{100}}$$

The number of new Shares to be received by each shareholder will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the final dividend in respect of the year ended 30 June 2006 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 19 January 2007.

By Order of the Board
**Leung Chi Kin, Stewart**
*Company Secretary*

Hong Kong, 22 December 2006

*As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.*

Please also refer to the published version of this announcement in The Standard.

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

**(Stock Code: 0017)**

# ANNOUNCEMENT

## DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES

## UPDATE ON NW TMT COMPLAINT


Further to the Company's announcement of 5 December 2006, the board of directors of NWD wishes to announce that the Court has on 27 December 2006 (U.S. time) set the amount that NW TMT has won against Tony Qu and the PrediWave Companies at over US$2.8 billion. This sum includes US$2 billion in punitive damage against Tony Qu and the PrediWave Companies.

NW TMT will base on the Court's award seek recovery for the amount awarded from Tony Qu and the PrediWave Companies including their assets. The amount that can eventually be recovered is uncertain and NW TMT expects only a low fractional recovery. Further, the Court's decision is subject to further appeal by Tony Qu and the PrediWave Companies.

**Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.**

NWD will keep shareholders of NWD and holders of other securities of NWD posted on any new development.


Reference is made to the announcement of the Company dated 5 December 2006 (the "Announcement"). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The board of directors of NWD wishes to announce that the Superior Court of the State of California, County of Santa Clara, in the United States of America (the "Court") has on 27 December 2006 (U.S. time) set the amount that NW TMT has won against Tony Qu and the PrediWave Companies at over US$2.8 billion. This sum includes US$2 billion in punitive damage against Tony Qu and the PrediWave Companies.

NW TMT will base on the Court's award seek recovery for the amount awarded from Tony Qu and the PrediWave Companies including their assets. The amount that can eventually be recovered is uncertain and NW TMT expects only a low fractional recovery. Further, the Court's decision is subject to further appeal by Tony Qu and the PrediWave Companies.

**Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.**

NWD will keep shareholders of NWD and holders of other securities of NWD posted on any new development.

By order of the Board
**Dr. Cheng Kar-Shun, Henry**
*Managing Director*

Hong Kong, 29 December 2006

*As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.*

"Please also refer to the published version of this announcement in The Standard."